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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-27192

                        ASCENT ENTERTAINMENT GROUP, INC.
             (Exact name of registrant as specified in its charter)

                       1225 SEVENTEENTH STREET, SUITE 1800
                             DENVER, COLORADO 80202
                                 (303) 308-7000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (Title of each class of securities covered by this Form)

                        11 7/8% Senior Secured Discount
                                 Notes Due 2004
                 (Titles of all other classes of securities for
                       which a duty to file reports under
                         section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [X]               Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(1)(ii)   [ ]               Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(i)    [ ]               Rule 12h-3(b)(2)(ii)   [ ]
         Rule 12g-4(a)(2)(ii)   [ ]               Rule 15d-6             [ ]
         Rule 12h-3(b)(1)(i)    [X]

         Approximate number of holders of record as of the certification or notice date: One.
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Ascent Entertainment Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 8, 2000

                                     By:     /s/ Arthur M. Aaron
                                         -------------------------------
                                         Arthur M. Aaron
                                         Executive Vice President,
                                         Business Affairs